August 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: T Stamp Inc. (the "Company")

Registration Statement on Form S-1

File No. 333-274160

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM on Tuesday, September 5, 2023, or as soon thereafter as is practicable.

Very truly yours,

T STAMP INC.

By:	Gareth Genner
Name: Gareth Genner
Title: Chief Executive Officer